EXHIBIT 99.67

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200

Toronto, Ontario M5H 3P5

Telephone: (416) 368-9932 or 1 (866) 788-8801

Thursday, June 16, 2011

Alamos Gold Reports 1.60 g/t of Gold Over 186 Metres at Çamyurt

Toronto, Ontario – Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) reports recent drill results from its ongoing Çamyurt exploration project in Turkey. The Company believes that Çamyurt has demonstrated the potential to develop into a stand-alone project.

The Çamyurt project is located approximately three kilometres (“km”) southeast of the Company’s development-stage Ağı Dağı project. To-date in 2011, the Company has completed approximately 3,400 metres (“m”) of a planned 10,000 m drill program at Çamyurt.

Notable assay results from recent drilling include:

• 11-CYD-12A	131.1 m at	0.91 grams of gold per tonne (“g/t Au”)
• 11-CYD-14	185.7 m at	1.60 g/t Au
• 11-CYD-15	36.4 m at	1.50 g/t Au
• 11-CYD-15A	37.4 m at	1.42 g/t Au
• 11-CYD-17	176.5 m at	1.38 g/t Au
• 11-CYD-19	46.6 m at	1.08 g/t Au
• 11-CYD-20	89.6 m at	2.34 g/t Au

The drill-hole locations are displayed in Figure 1, with relevant assay results presented in Table 1 at the end of this press release.

The drill results highlighted above, along with the previously released results, demonstrate that the Çamyurt mineralized zone is continuous for at least 700 m along strike and is mineralized to a vertical depth of at least 200 m. The mineralized zone remains open at depth and the Company has identified another 600 m of potential southwest strike extension that is presently being drill-tested. Assays for holes 21 through 24, intended to test a portion of this strike extension, are expected to be received within a month.

Recent drill holes, some of which twin historic holes, show systematic improvement in grade compared to their historic counterparts, principally a result of improved core recovery. Alamos’ average core recovery at Çamyurt is 84%, while the average core recovery by previous operators was 64%. Reported thicknesses significantly exceed historic holes, with down-hole thickness of up to 180 m. All the reported intervals represent oxidized mineralization, except for a few minor intervals of sulphide near the end of the deeper holes.

The Company currently has two core drill rigs operating at the site. An initial resource estimate at Çamyurt is planned to be included as part of the Company’s year-end 2011 global resource and reserve statement in the first quarter of 2012.

Turkey Exploration General Update

To-date in 2011, the Company has completed more than 11,700 m of drilling in Turkey. The 30,000 m program is primarily focused on infill and extension drilling of known zones of

TRADING SYMBOL: TSX:AGI

mineralization at Ağı Dağı, Kirazlı, and Çamyurt. The Company plans to provide an updated mineral resource estimate for the Ağı Dağı and Kirazlı deposits during the third quarter of 2011.

QA/QC Programs

Ağı Dağı and Kirazlı exploration programs are conducted under the supervision of Dominique Fournier, B.Sc. Geology, PhD. Geology, Registered Professional Geologist, and Alamos’ Turkey Exploration Manager. Mr. Fournier is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

Strict sampling and QA/QC protocol are followed, including the insertion of standards, blanks, and duplicates on a regular basis. Sample intervals are usually 1.0 to 1.5 m. Ağı Dağı samples are sent to Acme Analytical Laboratories in Ankara, Turkey for sample preparation and then to Vancouver, British Columbia, Canada or Santiago, Chile for analysis. Analytical method is fire assay with atomic adsorption finish and gravimetric finish for individual samples with a gold concentration greater than 3.0 g/t Au. Composites presented in the assay results tables include intervals at >0.2 g/t Au over a 3-m minimum width; no assays are cut unless indicated.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs nearly 500 people in Mexico and Turkey and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over $195 million cash on hand, is debt-free, and unhedged to the price of gold. As of May 31, 2011, Alamos had 116,978,006 common shares outstanding (125,254,906 shares fully diluted), which are traded on the Toronto Stock Exchange under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

John A. McCluskey	Jamie Porter
President and Chief Executive Officer	Chief Financial Officer
(416) 368-9932	(416) 368-9932 x 205

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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TRADING SYMBOL: TSX:AGI

Completed 2011 drill hole
Completed 2010 drill hole
Historical drill hole
13-13A
12A
17
16
15-15A
19
20
14
14A
ADVANCED ARGILLIC
18
24
ARGILLIC
22
21
SILICIC
23
200m
ALAMOS GOLD INC.
AGI DAGI PROJECT - TURKEY
CAMYURT PROGRAM UPDATE

Figure 1: Çamyurt Drill Hole Locations1

(1)	Assay results from drill holes 21, 22, 23, and 24 are pending

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TRADING SYMBOL: TSX:AGI

Table 1: Çamyurt - Selected Composite Intervals1

Include intervals at >0.2 g/t Au over a 3 metres minimum width, no assay cut (unless indicated)

Drill Hole Number	Drilling Method	Total Depth (m)	From (m)	To (m)	Interval (m)	Assay (g/t Au)
11-CYD-012A	Core	268.30	20.10	38.40	18.30	0.64
			52.40	183.50	131.10	0.91
			194.00	201.40	7.40	0.47
			210.50	235.50	25.00	0.53
11-CYD-013	Core	13.80		No composite
11-CYD-013A	Core	201.90	13.00	16.00	3.00	0.57
			91.40	277.10	185.70(3)	1.60
			Including
			91.40	106.10	14.70	1.52
11-CYD-014	Core	303.60	130.00	191.40	61.40	1.71
			204.40	213.20	8.80	0.60
			223.70	251.40	27.70	5.61
			268.00	277.10	9.10	2.07
11-CYD-015	Core	200.40	17.90	54.30	36.40	1.50
			110.70	115.60	4.90	1.11
11-CYD-015A	Core	101.00	22.30	59.70	37.40	1.42
			0.00	4.90	4.90	1.08
11-CYD-016	Core	111.30	31.50	43.30	11.80	0.73
			62.50	81.80	19.30	1.18
11-CYD-17	Core	237.10	19.30	198.90	179.60	1.36
			213.80	225.00	11.20	0.32
11-CYD-18	Core	263.50	13.60	30.80	17.20	1.78
			150.40	190.00	39.60	0.52
11-CYD-19	Core	228.10	84.30	130.90	46.60(3)	1.08
			including
			84.30	111.80	27.50	1.43
			114.80	130.90	16.10	0.66
11-CYD-20	Core	165.80	30.40	120.00	89.60	2.34

1)	Due to the exploratory nature of this program and the variable orientations of the high-grade mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
2)	Results in bold represent intervals greater than 20 metres*grams/tonne (20gmt)
3)	This composite includes zones below 0.2 g/t Au

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